SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934
[December 15, 2005]
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-___

SIGNATURES
Date  December 15, 2005
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo Executive Vice President and CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel
Metso Corporation

METSO’S NOMINATION COMMITTEE REPRESENTATIVES
(Helsinki, Finland, December 15, 2005) — Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso’s Nomination Committee, establish by the Annual General Meeting, prepares proposals on the composition of the Board of Directors along with the director remuneration for the next Annual General Meeting, which is planned to be held on April 4, 2006. The Nomination Committee consists of the representatives named by the four biggest registered shareholders as of December 1, 2005 along with the Chairman of Metso’s Board of Directors as an expert member.
Metso’s four biggest registered shareholders on December 1, 2005 were: State of Finland, Cevian Capital G.P. Limited, Ilmarinen Mutual Pension Insurance Company and Varma Mutual Pension Insurance Company. These shareholders have chosen the following persons as their representatives on Metso’s Nomination Committee: Markku Tapio (Chairman of the Nomination Committee), Director General, State Shareholdings unit (State of Finland); Lars Förberg, Managing Partner (Cevian Capital); Kari Puro, President and CEO (Ilmarinen) and Mikko Koivusalo, Director, Investments (Varma). The Chairman of Metso’s Board of Directors Matti Kavetvuo serves as the Committee’s expert member.
Metso is a global technology corporation serving customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries. In 2004, the net sales of Metso Corporation were approx. EUR 4 billion, and it has some 22,000 employees in more than 50 countries. Metso’s shares are listed on the Helsinki and New York Stock Exchanges.
www.metso.com
For further information, please contact:
Harri Luoto, Senior Vice President, General Counsel, Metso Corporation,
tel. +358 204 84 3240
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation,
tel. +358 20 484 3253
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.